Exhibit 5.1
February 16, 2006
Global Cash Access Holdings, Inc.
3525 East Post Road, Suite 120
Las Vegas, NV 89120
Ladies and Gentlemen:
We have examined the Registration Statement on Form S-8 to be filed by Global Cash Access Holdings, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on February 16, 2006 (the “Registration Statement”), relating to the registration under the Securities Act of 1933, as amended, of 7,010,437 shares of the Company’s Common Stock, $0.001 par value (the “Shares”) reserved for issuance pursuant to (i) the Notice of Stock Option Award and Stock Option Award Agreement, dated September 1, 2004, by and between the Company and Harry C. Hagerty (the “Standalone Option”), and (ii) the Global Cash Access Holdings, Inc. 2005 Stock Incentive Plan (the “Plan”). As counsel to the Company, we have examined the proceedings taken by the Company in connection with the reservation of the Shares for issuance pursuant to the Standalone Option and the Plan.
It is our opinion that the Shares which may be issued and sold by the Company pursuant to the Standalone Option or the Plan, when issued and sold in the manner described in the Registration Statement, will be legally and validly issued, fully paid and nonassessable.
We consent to the use of this opinion as an exhibit to the Registration Statement and further consent to all references to us in the Registration Statement and any amendments thereto.

Very truly yours,
/s/ Morrison & Foerster LLP